

Chris Reimers · 3rd

Regional Manager at Settje Agri-Services & Engineering

West Point, Nebraska · 45 connections · **Contact info**

Settje Agri-Services
Engineering
University of Nebras
Lincoln

Experience

Regional Manager

Settje Agri-Services & Engineering

Mar 2014 – Present · 6 yrs 2 mos

Lincoln, Nebraska Area



Operations Manager

Archer Daniels Midland Company

May 2013 – Mar 2014 · 11 mos

Sioux City, Iowa Area

Education



University of Nebraska-Lincoln

Bachelor's Degree, Agricultural Engineering

2009 – 2013

Interests



University of Nebraska-Lincoln
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